SIT MUTUAL FUNDS BOND FUNDS



800-332-5580
www.sitfunds.com

	U.S. Government Securities Fund	Quality Income Fund	Tax-Free Income Fund	Minnesota Tax-Free Income Fund
Investment Objectives	High current income and safety of principal	High current income and safety of principal	Current income exempt from federal tax	Current income exempt from federal and Minnesota tax
Minimum/Addtional Investment Regular Account	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100
Minimum/Additional Investment Retirement Account	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100
Primary Investment Vehicles and Parameters	100% of assets invested in U.S. government securities including pass-through securities, U.S. Treasury securities and CMOs	At least 80% of assets in debt securities issued by the U.S. Government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.	At least 80% of net assets invested in municipal securities whose income is exempt from federal income tax; primarily invested in securities rated investment-grade at the time of purchase	At least 80% of net assets invested in municipal securities whose income is exempt from federal and MN income tax; primarily invested in securities rated investment-grade at time of purchase
Dividend Policy	Monthly (if any) automatically reinvested, may request cash distribution	Monthly (if any) automatically reinvested, may request cash distribution	Monthly (if any) automatically reinvested, may request cash distribution	Monthly (if any) automatically reinvested, may request cash distribution
Expense Ratios	0.80%	0.90%	0.80%	0.80%
Total Assets as of 9/30/18	$472.9 Million	$81.3 Million	$217.7 Million	$575.7 Million
Inception Date	6/2/87	12/31/12	9/29/88	12/1/93
NASDAQ Symbols	SNGVX	SQIFX	SNTIX	SMTFX
CUSIP Numbers	829800-10-1	82979K-50-6	829799-10-5	82979K-10-0



SIT MUTUAL FUNDS EQUITY FUNDS

Sit Mutual Funds

800-332-5580
www.sitfunds.com

	Balanced Fund	Dividend Growth Fund[1]		Global Dividend Growth Fund [1]		Small Cap Dividend Growth Fund [1]		ESG Growth Fund [1]		Large Cap Growth Fund	Mid Cap Growth Fund	International Growth Fund	Small Cap Growth Fund	Developing Markets Growth Fund
		Class I	Class S	Class I	Class S	Class I	Class S	Class I	Class S[1]					
Investment Objectives	Long-term capital appreciation, preserve principal and provide income	Provide current income that exceeds the dividend yield of the S&P 500® Index; Long-term capital appreciation		Provide current income that exceeds the dividend yield of MSCI World Index; Long-term capital appreciation		Provide current income that exceeds the dividend yield of the Russell 2000® Index; Long-term capital appreciation		Maximization of long-term capital appreciation		Maximization of long-term capital appreciation	Maximization of long-term capital appreciation	Long-term growth	Maximization of long-term capital appreciation	Maximization of long-term capital appreciation
Minimum Inv. Regular Acct.	$5,000	$100,000	$5,000	$100,000	$5,000	$100,000	$5,000	$100,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
Minimum Inv. Retirement Acct.	$2,000	$100,000	$2,000	$100,000	$2,000	$100,000	$2,000	$100,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000
Primary Investment Vehicles and Parameters	Between 35% and 65% of net assets in common stocks; between 35% and 65% of net assets in fixed-income securities	At least 80% of net assets in dividend-paying common stocks; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities		At least 80% of net assets in dividend-paying common stocks issued by U.S. and foreign companies; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities		At least 80% of net assets in dividend-paying common stocks of growth companies with market caps of up to $3 billion or up to the market cap of the largest company in the Russell 2000® Index measured at the end of the previous 12 months; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities		At least 80% of its net assets in common stock of U.S. and foreign companies that have strong environmental, social and corporate governance (ESG) practices at the time of purchase. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).		At least 80% of net assets in common stocks of growth companies with market caps of $5 billion or more at the time of purchase	At least 80% of net assets in common stocks of growth companies with market caps of $2 billion to $15 billion at the time of purchase	At least 90% of net assets in common stocks of companies outside the U.S.; up to 50% in small- to mid-sized emerging growth companies in developed and developing markets	At least 80% of net assets in common stocks of growth companies with market caps of up to $3 billion or up to the market cap of the largest company in the Russell 2000® Index measured at the end of the previous 12 months	At least 80% of net assets in common stocks of companies domiciled or operating in developing markets
Dividend Policy	Quarterly (if any) automatically reinvested, may request cash distribution							Annually (if any) automatically reinvested, may request cash distribution						
Expense Ratios	1.00%	0.70%[2]	0.95%[2][3]	1.00%[2]	1.25%[2][3]	1.00%[2]	1.25%[2][3]	1.00%[2]	1.25%[2][3]	1.00%	1.25%	1.50%	1.50%	1.40%[2]
Total Assets as of 9/30/18	$40.1 Million	$945.8 M	$53.0 M	$30.6 M	$3.3 M	$14.8 M	$4.0 M	$3.3 M	$2.8 M	$127.7 Million	$171.8 Million	$23.9 Million	$106.5 Million	$10.8 Million
Inception Date	12/31/93	12/31/03	3/31/06	9/30/08	9/30/08	3/31/15	3/31/15	6/30/16	6/30/16	9/2/82	9/2/82	11/1/91	7/1/94	7/1/94
NASDAQ Symbols	SIBAX	SDVGX	SDVSX	GDGIX	GDGSX	SSCDX	SDFSX	IESGX	SESGX	SNIGX	NBNGX	SNGRX	SSMGX	SDMGX
CUSIP Numbers	82980D-20-2	82980D-70-7	82980D-80-6	82980D-88-9	82980D-87-1	82980D-86-3	82980D-85-5	82980D-84-8	82980D-83-0	829797-10-9	829796-10-1	82980D-10-3	82980D-30-1	82980D-40-0

(1)Please refer to your prospectuses for details on the Dividend Growth Fund, Global Dividend Growth Fund, Small Cap Dividend Growth Fund, and ESG Growth Fund share classes. (2)Net of fee waiver. After June 30, 2019, the Adviser may elect to extend, modify, or terminate the fee waiver. (3)Includes a 25 basis point 12b-1 fee.

Please see reverse side for additional information about the Funds.